Exhibit 99.1

Agria Announces Upcoming Retirement of PGG Wrightson Chairman

BEIJING, CHINA-- Sep 23, 2013 - Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), an international agricultural company with operations in China, South America, New Zealand and Australia, today announced that Sir John Anderson, Chairman of its majority-owned subsidiary PGG Wrightson Limited (“PGW”), will retire from PGW’s board of directors, effective following PGW’s Annual Shareholders’ Meeting (“AGM”) on October 22, 2013. Sir John was appointed Chairman of PGW in February 2010. Sir John is not standing for reelection, in accordance with PGW’s constitution, which requires a regular rotation of board members. PGW’s board of directors intends to appoint a new Chairperson following the AGM.

Agria Executive Chairman Mr. Alan Lai commented, “On behalf of all the shareholders of PGW, we would like to thank Sir John for his contributions. Under his leadership, PGW accomplished a refocus on its core operating businesses, repayment of debt and the resumption of dividends. Agria congratulates Sir John on these accomplishments, and wishes him a fine retirement and continued success in all his future pursuits.”

About Agria Corporation

Agria Corporation (NYSE: GRO) is an international agricultural company with operations in China, South America, New Zealand and Australia. Agria operates three principal business lines: China seeds, international seeds and agriservices. In China, Agria engages in research and development, production and sale of seed products, including proprietary field corn seeds, edible corn seeds, vegetable seeds, grass seeds and forage. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson Limited, New Zealand’s largest forage and agricultural services company. For more information about PGG Wrightson Limited, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Agria Corporation

Patrick Tsang

Chief Financial Officer

Tel: +852 2748 9390

Email: patrick.tsang@agriacorp.com

ICR, LLC

Gary Dvorchak, CFA

Senior Vice President

Phone (U.S.): +1 (310) 954-1123

Phone (China): +86-138-1079-1408

Email: gary.dvorchak@icrinc.com